

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2014

Via Email
Nimrod Madar
President and Chief Executive Officer
GlassesOff Inc.
5 Jabotinski St. POB 12
Ramat Gan 5252006 Israel

> **Re:** **GlassesOff Inc.**
> **Registration Statement on Form S-1**
> **Filed August 1, 2014**
> **File No. 333-197807**

Dear Mr. Madar:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please include updated financial statements pursuant to Rule 8-08 of Regulation S-X. Revise the remainder of the filing accordingly.

Prospectus Cover Page

2.   Disclose the total number of shares that are being concurrently offered by the selling stockholders of the company and the portion of that total offered by means of a separate prospectus. We note that a registration statement on Form S-1 (333-197432) was declared effective on July 29, 2014.

3.   Please revise the prospectus cover page to summarize how the price at which the selling shareholder will purchase the shares under the equity line compares to the market price, specifically the discount being offered to the selling shareholder. Also revise the cover

page to discuss how the selling price to investors will be computed. See Item 501(a)(3) and Item 508(a)(8)(ii) of Regulation S-K. In the plan of distribution section, describe the distribution techniques you reference on page 55 including the "exchange distribution" and the specific "applicable exchange" rules that you note apply to type of distribution. Also, describe how the selling shareholders may distribute shares "through the writing or settlement of options of other hedging transactions, whether through an options exchange or otherwise." Tell us why you believe each of these distribution methods is available for an equity line transaction.

Cautionary Note Regarding Forward-Looking Statements, page 1

3.   Please move the disclaimers and explanations that appear on page 1 through 3 to a place after your risk factors section. Please refer to Rule 421(d) of Regulation C for further guidance.

Risk Factors

4.   Include a discussion of the likelihood that you will receive, or need, the full amount of proceeds available under the equity line agreement. If you are not likely to receive the full amount, please explain why you and YA Global selected $15 million as the maximum amount available under the equity line agreement.

6.   It appears that the company may not be able to obtain the full $15 million agreed to in the Standby Equity Distribution Agreement based on the current price levels of the company's stock and the number of shares that are being registered. Please revise the prospectus to clarify the amount of funds that you will be able to obtain based on the current price level to provide context for your references to the $15 million commitment.

5.   You have not filed a registration statement under the Securities Exchange Act and it appears likely that you will not become a fully reporting company but will instead be a Section 15(d) issuer that provides periodic reports but is exempt from many regulatory requirements that apply to fully reporting companies. As applicable, please include a risk factor that alerts potential investors to the limited reporting status for the company and the limitations on the information and regulatory oversight to which you will be subject as a Section 15(d) issuer. Further, given the number of shareholders in your company, it appears that you should inform investors of the statutory provisions that may result in the automatic termination of any periodic reporting responsibilities in the event that you have less than 300 shareholders after the year that your registration statement becomes effective.

8.   Please provide an analysis as to whether you will be eligible for quotation on the OTC markets, specifically the OTCQB, if you become a voluntary filer. The company will need to be quoted on the OTCBB, OTCQB or listed on a national securities exchange as it draws on the equity line. If your stock were removed from quotation on the OTCQB

and were you to become a voluntary filer, the equity line would not continue to meet the required conditions for equity line distributions. Please advise.

Our issuance of shares of Common Stock under the SEDA could contribute to the decline…, page 21

6.   Please expand this risk factor to clarify the dilutive effects of this offering by providing investors with quantified information regarding how possible declines in future prices of your common stock, coupled with draws under the agreement with YA Global, may affect the number of outstanding shares.

The Standby Equity Distribution Agreement, page 42

7.   We note your statement on page 42 that YA Global is not permitted to assign or transfer its rights or obligations under the Standby Equity Distribution Agreement. This appears to be consistent with Article 11.01 of your standby equity distribution agreement filed as Exhibit 10.1 to your Form 8-K filed July 3, 2014. However, you refer several times in this registration statement to YA Global's "assignees" or "transferees." Please revise. Note that you will be unable to proceed with this indirect primary offering unless your equity line agreement with YA Global prohibits the transfer of YA Global's interest prior to exercise under the arrangement. Refer to Question 139.16 of our Compliance & Disclosure Interpretations of the Securities Act Rules available on our website.

Selling Stockholders, page 45

11.   As your standby equity distribution agreement is with YA Global Master SPV Ltd., please explain the relationship between YA Global Master SPV Ltd. and YA Global II SPV LLC which is offering shares for resale in this registration statement. Revise to include a concise overview of the role of each selling shareholder in this transaction on the prospectus cover page and a materially complete discussion of the relationship in this section of the prospectus.

Plan of Distribution, page 55

8.   On pages 21 and 55, you state that the selling stockholders may sell the shares under Rule 144. Since YA Global is acting as an underwriter in its role of distributing securities acquired under the Standby Equity Distribution Agreement, it does not appear that reliance upon Rule 144 would be available to YA Global. Additionally, since Rule 144 is available for the sale of "restricted securities" and securities held by affiliates of the issuer, it does not appear that Rule is applicable to the public distribution you are conducting and are describing in the prospectus. Please advise.

9.   You state on the prospectus cover page and on page 55 that the selling stockholders "may be deemed" to be "underwriters." Please revise to consistently identify the selling

shareholders as underwriters throughout your filing, as applicable, and note that such disclosure should be included in any post-effective amendment or prospectus supplement. Refer to Securities Act Sections Compliance and Disclosure Interpretations Question 139.22 available on our website.

Exhibit 5.1

10. The legality opinion states that the five million shares being registered "will be validly issued, fully paid, and non-assessable." However, we note that 103,301 shares of the five million shares were issued as part of the commitment fee and paid upon the execution of the standby equity distribution agreement. Please advise whether the 103,301 are currently outstanding and provide a revised opinion to the extent appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jan Woo, Attorney-Adviser, at (202) 551-3453 with any questions. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Email</u>
       Robert L. Grossman, Esq.
       Greenberg Traurig, P.A.